1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

December 28, 2023

Via EDGAR

Ms. Claire Erlanger and Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Year Ended December 31, 2022
Form 8-K furnished October 27, 2023
Response dated December 8, 2023
File No. 001-05224

Dear Ms. Erlanger and Ms. Gilmore:

The following is in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated December 19, 2023 pertaining to the Form 10-K for the fiscal year ended December 31, 2022 of Stanley Black & Decker, Inc. (the “Company”) filed on February 23, 2023, the Form 8-K furnished on October 27, 2023, and the Company’s response letter dated December 8, 2023. The Staff’s comment is repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings and Non-GAAP Financial Measures, page 31

1.We note your response to our prior comments 2 and 3. Please provide us further detail as to the amount and nature of the costs incurred that are part of your "supply chain transformation" adjustments in 2023. In this regard, it is not clear what is meant by "footprint rationalization actions" or "complexity reduction" and the type of costs that are included in these items. Also, please revise future filings to quantify the amount of the adjustments related to each type of activity. For example, related to the 2022 reconciliation, please disclose the amount related to integration related costs as well as the voluntary retirement program.

The Company acknowledges the Staff’s comment and advises the Staff that the adjustments related to the supply chain transformation program totaled $194 million during the nine months ended September 30, 2023. As previously disclosed, the supply chain transformation consists of four main value streams: footprint rationalization, complexity reduction, strategic sourcing, and operational excellence.

The footprint rationalization value stream relates to the transformation of the Company’s manufacturing and distribution network from a decentralized and inefficient system of sites built through years of acquisitions to a strategically focused supply chain. The specific actions under footprint rationalization will include: (a) site closures to reduce capacity, (b) site transformations into manufacturing centers of excellence to integrate and globalize product value streams, and (c) re-configuration of the Company’s distribution network, including closure of certain distribution sites tied to previously acquired businesses, to create an integrated hub and spoke model with strategically located regional sites to reduce delivery times to customers. Of the $194 million of total charges disclosed above, approximately $118 million relates to transfers and closures of targeted manufacturing sites in 2023, which was driven by non-cash asset write-downs of $58 million (predominantly production equipment and tooling), non-cash inventory write-downs of $28 million (predominantly raw materials and WIP), severance charges for impacted employees of $12 million, and facility exit and re-configuration expenses of $20 million (predominantly site remediation and decommissioning costs, contract termination penalties, equipment and inventory transfer costs, and temporary incremental rent incurred while the distribution network is being re-configured, as described above).

The complexity reduction value stream is primarily comprised of a SKU reduction initiative, which aims to reduce the total quantity of unique product SKUs by approximately 40%, and a product platforming strategy to standardize engineering and design across product categories and to maximize shared components and assembly. These complexity reduction initiatives also facilitate the footprint rationalization described above. The Company incurred $8 million of costs in 2023 related to these initiatives, which was primarily related to third-party consultant fees to assist the Company with identifying and quantifying these opportunities and designing a plan to achieve the related benefits.

The remaining value streams of the program relate to strategic sourcing and operational excellence, which are focused on: (a) identifying and quantifying opportunities to source more efficiently and designing and helping to implement the capabilities to source in a new integrated manner across all of the Company’s businesses, and (b) identifying and quantifying opportunities to re-design in-plant operations following footprint rationalization or supply chain changes, or other opportunities to re-balance plants. The Company incurred $68 million of costs in 2023 related to these value streams, driven by third-party consultant fees, which provided expertise in identifying and quantifying the cost savings opportunities across these value streams, developing a detailed program and related governance, and assisting the Company with the implementation of actions necessary to achieve the identified savings.

The value streams and underlying initiatives described above represent a significant shift in the Company’s operating model and the Company believes the related costs required to achieve the objectives of the supply chain transformation are not representative of the Company’s ongoing operating cost structure.

The Company further advises the Staff that the Company will revise its future filings to quantify the amount of the non-GAAP adjustments related to each type of activity.

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 259-7488.

Sincerely,

/s/ PATRICK HALLINAN

Patrick Hallinan
Executive Vice President and Chief Financial Officer
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